UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )




     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's supplemental order authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR No. 26134, September 30, 1994, File
No. 70-8062, HCAR No. 26213, December 30, 1994, File No. 70-8507, and HCAR
No. 26354, August 7, 1995, File No. 70-8507, HCAR No. 26623, December 12,
1996, File No. 70-8507 HCAR No. 26810, and December 30, 1997, File No. 70-8507).

(1)  BALANCE SHEET AS OF JUNE 30, 1998:

          Attached as Exhibit A.

(2)  TWELVE MONTH INCOME STATEMENT ENDING JUNE 30, 1998:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED JUNE 30, 1998, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the secon quarter of 1998, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213), August 7, 1995 (HCAR. No. 26354) December 12, 1996
(HCAR. No. 26623) and December 30, 1997 (HCAR No. 26810) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in limited preliminary development activities for EWGs and FUCOs, primarily to preserve existing value in these projects. These activities have been performed by COE
Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs. This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs. On December 12, 1996, this authority was extended to December 31, 1997 with the authorized amount of investment reduced to $200 million. The Commission extended the authority to December 31, 1998 on December 30, 1997.

     On December 5, 1995, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Ave Fenix Energia S.A. ("Ave Fenix"), the 168 MW natural gas project in the Republic of Argentina.
Charter Oak through its wholly-owned subsidiary COE Ave Fenix Corporation, will own approximately 83% of the issued and outstanding common stock of Ave Fenix. On January 27, 1997, Ave Fenix closed on a $44 million term loan. Charter Oak is in the process of selling its interest in this project.

     On June 24, 1996, the Plantas Eolicas S.A., the 20 MW wind project in Costa Rica, synchronized with the grid. Charter Oak, through its wholly-owned subsidiary COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company will hold the remaining 35% of the common stock of Plantas Eolicas. Charter Oak sold its interest in this project on May 5, 1998 and filed a Form U-57/A on May 27, 1998 notifying the Securities and Exchange Commission that Plantas Eolicas no longer requires Foreign Utility Company status with respect to Northeast Utilities and its subsidiaries.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     N.A.

(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGs AND FUCOs FOR THE QUARTER ENDING JUNE 30, 1998.

     Attached as Exhibit C.


The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending June 30, 1998 is approximately $2.4 million.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ Eugene G. Vertefeuille
Principal
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
August 13, 1998




























                                                        EXHIBIT A


               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------

                                                      June 30,
                                            ---------------------------
                                                1998           1997
                                            ------------   ------------
                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        52    $        52
    Less:  Accumulated provision for
            depreciation                             52             51
                                            ------------   ------------
         Total net utility plant                      -              1
                                            ------------   ------------
Current Assets:
  Cash                                              216            480
  Accounts receivable                               671             84
  Taxes receivable                                3,542          2,228
  Investments held for sale                      21,004         87,431
                                            ------------   ------------
                                                 25,433         90,223
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes               1,200            200
  Deferred development costs                      3,770          7,249
  Other                                             287            457
                                            ------------   ------------
                                                  5,257          7,906
                                            ------------   ------------
       Total Assets                         $    30,690    $    98,130
                                            ============   ============
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                       89,944        115,991
  Retained earnings                             (60,073)       (20,221)
                                            ------------   ------------
    Total capitalization                         29,871         95,770
                                            ------------   ------------
Minority interest in common equity
   of subsidiaries                                  -              (83)
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                  246          1,304
  Accounts payable to affiliated companies          514            251
  Taxes accrued                                      15            574
  Other                                              44            314
                                            ------------   ------------
                                                    819          2,443
                                            ------------   ------------
    Total Capitalization and Liabilities    $    30,690    $    98,130
                                            ============   ============

 						EXHIBIT B
                 CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------
        Twelve Months Ended
                                                       June 30,
                                              ---------------------------
                                                  1998           1997
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                         6,532          5,975
  Depreciation                                        552            450
  Federal and state income taxes                   (2,006)        (1,759)
  Taxes other than income taxes                       238             40
                                              ------------   ------------
     Total operating expenses                       5,316          4,706
                                              ------------   ------------
Operating Loss                                     (5,316)        (4,706)
                                              ------------   ------------

Other (Loss)/Income:
  Investment (loss)/income                         (8,301)         2,060
  Other, net                                       (1,859)           (89)
  Net gain on sale of investments                     634           -
  Reserve for the loss on sale of COE Ave
   Fenix Corp's. investment in Ave Fenix
   Energia, S.A.                                  (25,000)          -
                                              ------------   ------------
    Total other (loss)/income                     (34,526)         1,971
                                              ------------   ------------
     Loss before interest charges                 (39,842)        (2,735)
                                              ------------   ------------

Interest Charges                                       11             21
                                              ------------   ------------

Net Loss                                      $   (39,853)   $    (2,756)
                                              ============   ============

     Charter Oak Energy and Subsidiaries          Exhibit C
                         Detail of Intercompany Services
                      Twelve Months Ended June 30, 1998

                              Charter Oak Energy
                              ------------------
NON-
Service 			Type of Services Provided     PAYROLL   PAYROLL  TOTAL
Provided by
-----------------------------------------------------------------------------
NUSCO             Charter Oak staff             3,151,452   356,510 3,507,962
           Accounting and financial services       26,572     3,913    30,485
                Legal services                      7,540    42,178    49,718
                Miscellaneous                      19,376     2,009    21,385
                                               ------------------------------
                Total NUSCO Services            3,204,940   404,610 3,609,550


NU PARENT    Fee for sale of companies                  0   550,000   550,000
                                                -----------------------------
          Total NU PARENT Services                      0   550,000   550,000


CL&P       Reallocate Refund of CCBT Audit              0   (75,518) (75,518)
           Employee Expenses                          284      331       615
           Outside Services                             0        8         8
           State of Connecticut Tax                     0    1,071     1,071
                                              ------------------------------
           Total CL&P Services                        284   (74,108) (73,824)


COE TEJONA Outside Services                             0       428      428
                                              ------------------------------
               Total COE Tejona Services                0       428      428

CHARTER OAK
 DEVELOPMENT
 CORP         Legal services                            0   599,774  599,774
              CT Use Tax Recoupment                     0  (107,816)(107,816)
           Outside Services                             0     4,749    4,749
           Miscellaneous                                0     2,517    2,517
                                              ------------------------------
                Total COD Services                      0   499,224   499,224

           Total Services Provided              3,205,224 1,380,154 4,585,378
                                                =============================


                             COE Development Corp.
                             ---------------------
                                                              NON-
Service	   Type of Services Provided    		 PAYROLL   PAYROLL    TOTAL
Provided by
----------------------------------------------------------------------------
NUSCO      Charter Oak staff                      154,320   108,442   262,762
           Legal services                               0    20,603    20,603
           Miscellaneous                              247         0       247
                                               ------------------------------
                Total NUSCO Services              154,567   129,045   283,612

CL&P       Employee Expenses                        1,586       288     1,874
           Reallocate CCB Tax Paid 1994,5,6             0   589,758   589,758
           Outside Services                             0        18        18
                                               ------------------------------
                Total CL&P Services                 1,586   590,064   591,650


CHARTER OAK
 ENERGY      Miscellaneous                              0        16        16
           CT Use Tax Adjustment                        0    (5,310)  (5,310)
           Outside Services                             0        11        11
                                               ------------------------------
                Total COE Services                      0    (5,283)  (5,283)
Total Services Provided                 156,153   713,826  869,979
===========================


                                COE (UK) Corp.
                                --------------
                                                           NON-
Service Provided   Type of Services Provided     PAYROLL   PAYROLL    TOTAL
By
----------------------------------------------------------------------------

NUSCO     Charter Oak staff                          905     1,280     2,185
          Accounting and Financial Services           32         0        32
                                               ------------------------------
               Total NUSCO services                  937     1,280     2,217


               Total Services Provided               937     1,280     2,217
                                               ==============================


                             COE Argentina I Corp.
                            ----------------------

                                                          NON-
Service Provided  Type of Services Provided     PAYROLL   PAYROLL    TOTAL
By
---------------------------------------------------------------------------
CL&P    Reallocate CCB Tax Paid 1996                 0       242       242
                                             ------------------------------
             Total CL&P Services                     0       242       242

        Total Services Provided                      0       242       242
                                            ==============================


                            COE Argentina II Corp.
                            ----------------------

                                                           NON-
Service Provided   Type of Services Provided     PAYROLL   PAYROLL    TOTAL
By
----------------------------------------------------------------------------
NUSCO         Charter Oak Staff                   8,842   (10,928)   (2,086)
                                               -----------------------------
              Total NUSCO Services                8,842   (10,928)   (2,086)

CL&P     Reallocate CCB Tax Paid 1996                 0    (6,248)   (6,248)
                                              ------------------------------
              Total CL&P Services                     0    (6,248)   (6,248)

COE Development Outside Services                      0    20,450    20,450
                                              ------------------------------
              Total COE Development Services          0    20,450    20,450
              Total Services Provided             8,842     3,274    12,116
                                             ==============================

                               COE Tejona Corp.
                               ----------------
                                                           NON-
Service Provided   Type of Services Provided     PAYROLL   PAYROLL    TOTAL
By
---------------------------------------------------------------------------
NUSCO    Miscellaneous                              355         0       355
         Internal Audit                           1,085         0     1,085
         Wholesale Marketing                      8,276     1,269     9,545
         Charter Oak Staff                      110,809    16,868   127,677
         Legal Services                               0       783       783
                                             ------------------------------
              Total NUSCO Services              120,525    18,920   139,445

CL&P     Reallocate CCB Tax Paid 1996                 0       302       302
         Employee Expenses                        4,322     1,863     6,185
                                             ------------------------------
              Total CL&P Services                 4,322     2,165     6,487

COE Development  Charter Oak Staff                    0     8,645     8,645
                 Outside Services                     0       294       294
                 CT Use Tax Recoupment                0   (88,256)  (88,256)
                 Legal Services                       0        66        66
                                             ------------------------------
              Total COE Development Services          0   (79,251)  (79,251)


CHARTER OAK ENERGY   Legal Services                   0       115       115
                     Outside Services                 0       543       543
                                              ------------------------------
                   Total COE Services                 0       658       658

                   Total Services Provided      124,847   (57,508)   67,339
                                              ==============================

                              COE AVE FENIX Corp.
                               ----------------
                                                        NON-
Service Provided Type of Services Provided    PAYROLL   PAYROLL    TOTAL
By
-----------------------------------------------------------------------------

NUSCO     Wholesale Marketing                      0        19        19
          Charter Oak Staff                   10,175         0    10,175
          Outside Services                         0        63        63
                                              ------------------------------
           Total NUSCO Services               10,175        82    10,257


CL&P     Reallocate CCB Tax Paid 1996              0       242       242
                                             ------------------------------
             Total CL&P Services                   0       242       242


COE Development Charter Oak Staff                  0     9,229     9,229
                Outside Services                   0    22,990    22,990
                CT Use Tax Recoupment              0   (51,832)  (51,832)
                                              ------------------------------
           Total COE Development Services          0   (19,613)  (19,613)

        Total Services Provided                10,175   (19,289)  (9,114)
                                               ==============================